SECU 15026475 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Toussaint Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13 Broadway, Suite 2
(No. and Street)

Freehold, NJ 07728
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Hayes (212) 328-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

14220 Park Row, Ste. 831 — Houston — TX — 77084
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
2015 MAR 26 PM 2:03
SEC / MR

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/27/15

OATH OR AFFIRMATION

I, Susan Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toussaint Capital Partners, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

JAMES SULLIVAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 6/28/2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOUSSAINT CAPITAL PARTNERS, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2014

Contents

Nathan T. Tuttle, CPA

INDEPENDENT AUDITOR'S REPORT

14450 Park Row, Suite 831
Houston, TX 77084

Phone 713 256 1084
Fax 832 426 5786

**To the Member and Board of Directors of
Toussaint Capital Partners, LLC**

Report of the Financial Statements
I have audited the accompanying statement of financial condition of Toussaint Capital Partners, LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the Financial Statements
Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility
My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The testing procedures selected to obtain such evidence depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

Opinion
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Nathan Tuttle

Houston, Texas
March 15, 2015

Certified Public Accountant

Toussaint Capital Partners, LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2014

ASSETS		
Current Assets		
Cash in Bank	$ 32,484	
Accounts Receivable	279,937	
Due from Pershing	157,640	
Prepaid Expenses	14,114	
Total Current Assets		$ 484,175
Fixed Assets		
Computers	36,321	
Furniture & Fixtures	19,669	
Accrued Depreciation	(44,311)	
Total Fixed Assets		11,679
TOTAL ASSETS		$ 495,854
LIABILITIES & EQUITY		
Current Liabilities		
Accounts Payable	$ 27,214	
Accrued Expenses	12,492	
Total Current Liabilities		$ 39,706
Other Liabilities		
Loan Payable to Wells Fargo Bank, N.A.	197,233	
Interest Accrued on Loan Payable to Wells Fargo Bank, N.A.	7,403	
Accrued Attorney Fees re Loan Payable to Wells Fargo Bank, N.A.	1,053	
Total Other Liabilities		205,689
Total Liabilities		245,395
Equity		
Partner Equity		
Contribution	94,798	
Distribution	(184,256)	
Retained Earnings	409,353	
Net Profit	(69,436)	
Total Equity		250,459
TOTAL LIABILITIES & EQUITY		$ 495,854

The accompanying notes are an integral part of these financial statements.

Toussaint Capital Partners, LLC
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2014

Income		
Commission Fee Income	$ 640,166	
Underwriting Income	378,523	
Total Income		$ 1,018,689
Cost of Goods Sold		
Clearing Fees	128,196	
Execution Fees	18,230	
Total COGS		146,426
Gross Profit		872,263
Expenses		
Administrative Services	5,706	
Bank Service Charges	2,028	
Computer Expense	7,184	
Conferences & Seminars	755	
Contributions	500	
Data Feeds	74,534	
Depreciation Expense	3,388	
Dues and Subscriptions	6,429	
Filing Fees	574	
Insurance	30,095	
Interest Expense	9,260	
Marketing	1,442	
Office Expense	3,764	
Office Supplies	7,632	
Outside Services	2,735	
Payroll Expenses	406,046	
Postage and Delivery	3,046	
Professional Fees	97,475	
Quotes	6,569	
Regulatory Fees	22,267	
Rent and Utilities	14,217	
Repairs	3,226	
Storage	4,053	
Telephone	10,202	
Travel & Entertainment	13,115	
Total Expense		736,242
		136,021
Other Income		
Interest Income		232
Net Income Before Extraordinary Items		136,253
Extraordinary Items		
Consent Judgment & Related Expenses		(205,689)
Net Income After Extraordinary Items		$ (69,436)

The accompanying notes are an integral part of these financial statements.

Toussaint Capital Partners, LLC

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2014

Cash Flows from Operating Activities:		
Net Profit	$	(69,436)
Changes in Operating Assets and Liabilities:		
Accounts Receivable		(159,018)
Prepaid Expenses		(1,661)
Furniture and Equipment (net of accumulated depreciation)		(4,914)
Clearing Deposit		42,272
Commissions Due from Clearing Broker		30,827
Accounts Payable and Accrued Expenses		(9,088)
Accrued Payroll and Payroll Taxes Payable		(13,531)
Net Cash Used from Operating Activites		(184,549)
Cash Flows for Investing Activities		-
Cash Flows from Financing Activities		
Capital Contributions		13,200
Capital Withdrawals		(80,750)
Cash Flows from Extraordinary Items		
Loan Payable to Wells Fargo Bank, N.A.		197,233
Accrued Interest on Loan Payable to Wells Fargo Bank, N.A.		7,403
.Accrued Attorney Fees Related to Loan Payable to Wells Fargo Bank, N.A.		1,053
Net Decrease in Cash		(46,410)
Cash at Beginning of Year		78,894
Cash at End of Year	$	32,484

SUPPLEMENTAL INFORMATION

Interest Paid	$	9,260
Income Taxes Paid	$	-

The accompanying notes are an integral part of these financial statements.

Toussaint Capital Partners, LLC
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2014

Balance, December 31, 2013	$	387,445
Member's Contribution		13,200
Member's Distribution		(80,750)
Net Loss		(69,436)
Balance, December 31, 2014	$	250,459

The accompanying notes are an integral part of these financial statements.

Toussaint Capital Partners, LLC
<u>Financial Statements</u>
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended December 31, 2014

Balance of Subordinated Claims at January 1, 2014		$ -
Additions	$ -	
Subtractions	$ -	
Balance of Subordinated Claims at December 31, 2014		$ -

The accompanying notes are an integral part of these financial statements.

Toussaint Capital Partners, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2014

NOTE 1 - ORGANIZATION

Toussaint Capital Partners, LLC ("the Company") is registered as a broker-dealer in securities under the provisions of the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3- 3(k)(2)(ii).

The Company was formed on May 27, 2003 pursuant to the Delaware Limited Liability Company Act, with Toussaint Capital Holdings, LLC as its sole member.

Recently Issued Accounting Pronouncements:

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting Basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Marketable Securities

Marketable securities are adjusted to market value and any gain or loss is recognized currently in the statement of operations.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Description	Estimated Useful Life
Furniture and Fixtures	7 years
Equipment	5 years

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purposes and thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its members and reported on their individual tax returns. The federal and state income tax returns of the individuals are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

Collateral Agreement

In accordance with the agreement, all the Company's property held by the broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the broker.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Accounts Receivable

Accounts receivable are stated at the amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Management has determined that allowances for doubtful accounts at December 31, 2014 are not required.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. In addition to the basic insurance deposit coverage, the FDIC was providing temporary unlimited coverage for non-interest bearing transaction accounts through December 31, 2012. All of its U.S. non-interest bearing cash balances were fully insured at December 31, 2012 due to a temporary U.S. federal program in effect from December 31, 2010 through December 31, 2012. Beginning in 2013, U.S. insurance coverage was reverted to $250,000 per depositor at each financial institution. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

NOTE 3 – CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2014 are summarized as follows:

Office equipment and furniture	$ 55,990
Less: accumulated depreciation	44,311
Net property and equipment	$ 11,679

NOTE 5 – OPERATING LEASE

The Company leased office space under a lease agreement through October 29, 2012. Due to the hurricane and the fact that the building was severely damaged, the lease agreement was terminated in December 2012. In December 2013 the Company moved into office space in a building that is owned by a real estate investment company whose managing member is the managing member of the Company. The Company pays rent of $1,000 per month under a month-to-month arrangement.

Rent expense was approximately $12,000 for the year ended December 31, 2014.

NOTE 6 – QUALIFIED PROFIT SHARING PLAN

The Company provides a qualified profit sharing plan (henceforth referred to as 'the plan") for the benefit of eligible employees. The plan allows the company at its discretion to defer a portion of its profits by allocating a portion of said profits to eligible employees. Employees will become vested under the terms of a defined vesting schedule. No contributions were made for 2013 due to operating loss. The Company has until September 15, 2015 to decide whether or not to allocate a portion of its 2014 profits to eligible employees. As of the date of this report, the Company has not accrued for this potential expense.

NOTE 7 – COMMITMENTS/LEGAL SETTLEMENT/CONTINGENCIES

The Company was subject to an unasserted claim for money owed to a former law firm in the amount of $41,927. In June 2012, the Company entered into a settlement agreement with the former law firm in which the Company agreed to settle the matter by paying $15,000. The settlement agreement required an initial payment of $1,000, which was paid in June 2012, and eighteen monthly payments of $750 each thereafter and a final payment of $500 on or before January 1, 2014. As of January 9, 2014 the debt was paid in full.

FINRA SETTLEMENT

In December 2012, the Company entered into a letter of Acceptance, Waiver and Consent ("AWC") with FINRA in connection with two regulatory reviews: one in 2009 with regard to reporting of TRACE-eligible securities violations and one in 2010 regarding the Company's failure to report certain

municipal securities trades to the Municipal Securities Rule Making Board ("MSRB") Real Time Transaction Reporting System ("RTRS") on a timely basis. Without admitting or denying the allegation, the Company agreed to settle with FINRA, accepted certain findings of fact, consented to a censure and the payment of a fine of $17,500. The AWC was accepted by FINRA and made final on December 19, 2012. In January, 2013, the Company made an initial payment of $4,375 and for the remaining balance of $13,125 entered in to a promissory note together with interest in 24 monthly payments. The first payment was made on February 15, 2013. Subsequent payments were due on the 15th of each month thereafter. Interest and principal payment were calculated at a fixed interest rate of 6.25% annually. The monthly payments of $585 were been calculated by amortizing the principal sum over the term of the Note. As of February 4, 2015 the assessment was paid in full.

FINRA Proposed Acceptance Waiver and Consent ("AWC") No. 2012034337701

In January 2015 FINRA's Department of Enforcement presented the Company with a draft Acceptance Waiver and Consent ("AWC") seeking to settle findings made by FINRA that between May 7, 2012 and June 27, 2012 the Company failed to maintain regulatory minimum net capital requirements as a result of its participation in three underwritings as a member of the underwriting syndicates. These underwritings were completed and all the offered securities were sold on an "All Pot" basis, such that the lead underwriter for each transaction placed all securities offered by the issuer on behalf of the entire underwriting syndicate. Nevertheless, FINRA's position is that the Company was required to take open contractual commitment haircuts for its proportionate share of the securities as disclosed in each of the prospectuses. If accepted by the Company and FINRA, the AWC would require the payment of a $10,000 fine and the imposition of a censure. The Company and counsel are currently reviewing the language of the proposed AWC and have not made a final determination as to its acceptance. Should the Company agree to submit the AWC, it would not become effective until reviewed and accepted by FINRA's Office of Disciplinary Affairs.

FINRA Minor Rule Violation-STAR No. 20140411978

In January 2015 FINRA issued a Minor Rule Violation ("MRV") letter based upon FINRA's findings that during the period of January 1 through March 31, 2014 the Company failed to report to the Trade Reporting and Compliance Engine ("TRACE") 53 transactions in TRACE-eligible securities within the required 15 minutes of the time of each order's execution. If accepted by the Company, the MRV would require the payment of a fine of $2,500. The imposition of an MRV is not required to be disclosed on the Company's Form BD but may be considered by FINRA in the event of any similar violations in the future. The Company is currently reviewing the MRV and believes that FINRA's findings may be incorrect in that there may have only been a single transaction at issue as opposed to 53 separate transactions, with allocations of the securities to 53 different customers. Should the Company agree to submit the MRV, it would not become effective until reviewed and accepted by FINRA's Office of Disciplinary Affairs.

FINRA Cautionary Action Letter No. 2014-480

In January 2015 FINRA issued a Cautionary Action Letter in connection with the Company's failure to provide documentary evidence that it performed the supervisory reviews set forth in its written supervisory procedures concerning TRACE. The Cautionary Action Letter ("CAL") directly relates to

the Company's compliance with TRACE reporting requirements during the period of January 1 through March 31, 2014, as described above. The issuance of a CAL is not reportable on the Company's Form BD but may be considered by FINRA in the event of any similar violations in the future.

FINRA Cycle Examination No. 20140389037

In July 2014 FINRA's New Jersey district office commenced a cycle examination of the Company. On December 22, 2014 FINRA Staff advised the Company that the field work on the examination had been completed and the Staff noted seven exceptions. The examination is still ongoing and the Staff requested on-the-record testimony from Mr. Avery Byrd, Chairman & CEO, which is scheduled for March 11, 2015.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has loans to affiliated entities in the amount of $68,909 at December 31, 2014. These loans are non-interest bearing. In addition, the Company does business with entities with which the Members are associated. In the course of business the Company had an Accounts Receivable balance of $24,106 with such entities at December 31, 2014.

NOTE 9 – MATERIAL SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2014, and March 15, 2015, when the financial statements were issued. On March 11, 2015 the Firm and its chief executive officer learned of the filing of a Consent Judgment against the Firm which was filed in the Superior Court of New Jersey, Somerset County on July 1, 2014. The Consent Judgment involves loans that were made by Wells Fargo Bank to Toussaint Holdings, LLC (the Firm's parent company) and other parties. Management believes that due to the fact that the Firm was not a party to the loans and other factors, the Consent Judgment was improperly entered and should be vacated. As of December 31, 2014 and before applying the charges necessitated by the Consent Judgment, the Firm's net capital was $150,418. The charges from the Consent Judgment were a loan balance of $197,233, accrued interest of $7,403 and attorney fees of $1,053 which brought net capital to $(55,241). Pursuant to the requirements of SEA Rule 17a-11, the Firm filed notification of its net capital deficiency with the SEC and FINRA on March 13, 2015. The Firm and counsel are working diligently to have this matter corrected and have the Consent Judgment related to the loan vacated as of its entry date of July 1, 2014. The Firm is also taking measures to infuse new capital to bring it back into net capital compliance as quickly as possible. As of March 15, 2015, the Firm is not permitted to conduct any securities business until it is in compliance with the minimum net capital requirements, and FINRA authorizes the Firm to recommence business as a registered broker/dealer.

Toussaint Capital Partners, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Computation of Net Capital		
Total Stockholder's Equity		$ 456,148.00
Non-Allowable Assets		
Accounts Receivable	$ 211,028.00	
Receivables from Affiliates	$ 68,909.00	
Prepaid Expenses	$ 14,114.00	
Property & Equipment (Net)	$ 11,679.00	
Other Deductions and/or Charges		
Contingent Liabilities	$ 205,689.00	
Haircuts on Securities Positions		
Securities Haircuts	$ -	
Undue Concentration Charges	$ -	
Net Allowable Capital		$ (55,271.00)
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required as a Percentage of Aggregate Indebtedness		$ 2,647.00
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer		$ 100,000.00
Net Capital Requirement		$ 100,000.00
Excess Net Capital		$ (155,271.00)
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness		$ 245,395.00
Percentage of Aggregate Indebtedness to Net Capital		-443.99%
Reconciliation of the Computation of Net Capital Under Rule 15c3-1		
Net Capital Computed and Reported on FOCUS IIA as of December 31, 2014		$ (55,271.00)
Adjustments		
Increase/(Decrease) in Equity		$ -
(Increase)/Decrease in Non-Allowable Assets		$ -
(Increase)/Decrease in Securities Haircuts		$ -
Net Capital per Audit		$ (55,271.00)
Reconciled Difference		$ -
Reconciliation of the Computation of Net Capital - Initial Filing to Amended Filing		
Net Capital Reported on Initial FOCUS IIA as of December 31, 2014		$ 150,421.00
Adjustments		
Increase/(Decrease) in Equity		$ (8,253.00)
(Increase)/Decrease in Non-Allowable Assets		$ 8,250.00
(Increase)/Decrease in Other Charges - See Note 9		$ (205,689.00)
(Increase)/Decrease in Securities Haircuts		$ -
Net Capital per Amended Filing		$ (55,271.00)
Reconciled Difference		$ -

Toussaint Capital Partners, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of ($55,271) which was $55,271 below its required net capital of $100,000. The Company's net capital ratio was -444%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There was nbo material difference between the amended filed FOCUS and the net capital computed per audit report.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report or the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Toussaint Capital Partners, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Toussaint Capital Partners, LLC

15 Broadway, 2nd Floor • Freehold, NJ 07728 • Phone: 212.328.1800 • Fax: 212.328.1850

March 1[illegible], 2015

Nathan T. Tuttle, CPA
1901 Post Oak Park Dr. #4202
Houston, TX 77027

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Dear Mr. Tuttle:

To my best knowledge and belief:

1. Toussaint Capital Partners, LLC claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;

2. Toussaint Capital Partners, LLC has met the identified exemption from January 1, 2014 through December 31, 2014, without exception, unless, if applicable, as stated in number 3, below.

3. Toussaint Capital Partners, LLC has had no exceptions to report this fiscal year.

Regards,

[signature]
Chief Executive Officer
Toussaint Capital Partners, LLC

[signature]
Date

Nathan T. Tuttle, CPA

14450 Park Row, Suite 831
Houston, TX 77084

Phone 713 256 1084
Fax 832 426 5786

EXEMPTION REVIEW REPORT

Avery Byrd
Toussaint Capital Partners, LLC
13 Broadway, Suite 2
Freehold, NJ 07728

Dear Mr. Byrd:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Toussaint Capital Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Toussaint Capital Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) "all customer transactions cleared through another broker-dealer on a fully disclosed basis." Toussaint Capital Partners, LLC stated that Toussaint Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Toussaint Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Toussaint Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Nathan Tuttle

Houston, Texas
March 15, 2015

Toussaint Capital Partners, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Toussaint Capital Partners, LLC is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC 7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2014, which were agreed to by Toussaint Capital Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Toussaint Capital Partners, LLC's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Toussaint Capital Partners, LLC's management is responsible for Toussaint Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

Schedule of Assessment Payments

Form	Amount	Date	Over/(Under)	To
SIPC 6	$ 945	Oct 16, 2014	-	SIPC- Washington, DC 20090-2185
SIPC 7	$1,236	Mar 11, 2014	-	SIPC- Washington, DC 20090-2185

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.
2. Compared audited Total Revenue for the period of January 1, 2014 through December 31, 2014 (fiscal year-end) with the amounts reported on Forms SIPC 7, noting no material differences.
3. Compared any adjustments reported on Form SIPC 7 with supporting schedules and work papers, to the extent such exists, noting no material differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC 7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC 7 on which it was originally computed, noting no material differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Nathan Tuttle

March 15, 2015
Houston, TX

Nathan T. Tuttle, CPA

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*********1655*****************MIXED AADC 220
066330 FINRA DEC
TOUSSAINT CAPITAL PARTNERS LLC
13 BROADWAY STE 2
FREEHOLD NJ 07728-1805

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SUSAN HAYES
212-328-1800

2. A. General Assessment (item 2e from page 2) $ 2,181

B. Less payment made with SIPC-6 filed (exclude interest) (945)

10-16-2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,236

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,236

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,236

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TOUSSAINT CAPITAL PARTNERS LLC
(Name of Corporation, Partnership or other organization)

Susan Hayes
(Authorized Signature)

Dated the 30th day of JANUARY, 2015.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: